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2/24/16

16003530

TEDSTATES
EXCHANGECOMMISSION
gton, D.C. 20549

**Mail Processing
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# ANNUAL AUDITED REPORT

## PART III

| SEC FILE NUMBER |
| --- |
| 8-50792 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** AND ENDING **12/31/2015**

           MM/DD/YY               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carver Cross Securities Corp.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**152 Pondfield Road**

(No. and Street)

**Bronxville**       **NY**       **10708**

(City)         (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce C. Jackson, President  212-292-7800

                       (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Michael T Remus CPA**

(Name – *if individual, state last, first, middle name*)

**PO Box 2555**     **Hamilton Square**     **NJ**     **08690**

(Address)        (City)        (State)      (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _Bruce C. Jackson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Carver Cross Securities Corp._____ , as

of _December 31_____ , 20 _15_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

No Exceptions
_____

_____

_____

_____ Signature

RESA L WILLIAMS
Notary Public - State of New York          President
NO. 01WI6160605
Qualified In Bronx County                  Title
My Commission Expires 2/13/19

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# Carver Cross Securities Corp.

## FINANCIAL STATEMENTS

### AND

## SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2015

# MICHAEL T. REMUS

*Certified Public Accountant*

P.O. Box 2555

Hamilton Square, NJ 08690

**Tel: 609-540-1751**
**Fax: 609-570-5526**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
**Carver Cross Securities Corp.**

I have audited the accompanying financial statements of Carver Cross Securities Corp. (a New York Corporation) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Carver Cross Securities Corp.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Carver Cross Securities Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Carver Cross Securities Corp. financial statements. The supplemental information is the responsibility of Carver Cross Securities Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

Michael T. Remus, CPA

Hamilton Square, New Jersey

January 12, 2016

**CARVER CROSS SECURITIES CORP.**
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

**ASSETS**

| | | |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ | 9,734 |
| | | |
| Total Current Assets | | 9,734 |
| | | |
| Total Assets | $ | 9,734 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| Current Liabilities | | |
| Accrued expenses | $ | 1,500 |
| Total Current Liabilities | | 1,500 |
| | | |
| Total Liabilities | | 1,500 |
| | | |
| Stockholder's Equity | | |
| Common stock, no par, Authorized 200 shares, | | |
| 100 shares issued and outstanding | | 8,000 |
| Retained earnings (deficit) | | 234 |
| | | |
| Total Stockholder's Equity | | 8,234 |
| | | |
| Total Liabilities and Stockholder's Equity | $ | 9,734 |

See accompanying notes.